Exhibit 3.6

APPENDIX B

New Article 1, Section 1.11 of the Bylaws

          SECTION 1.11. Action by Shareholders Without a Meetings. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at a shareholders meeting may be taken without a meeting of the shareholders only if the action is evidenced by one or more written consents describing the action taken, signed by the holders of not less than 66 2/3% of the shares that would he entitled to vote at a meeting of shareholders. No written consent signed under this provision shall be valid unless the consenting shareholder has been furnished the same material that, under the Georgia Business Corporation Code, would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action, or it contains an express waiver of the rights to receive such material.